SECURITIES AND EXCHANGE COMMISION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. ___)1

WESTSTAR FINANCIAL SERVICES CORPORATION

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

961534 10 4

(CUSIP Number)

July 13, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96154 10 4
13G
Item
Item 4.
Item 6.
SIGNATURE

	CUSIP No. 961534 10 4		13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS			Oberalpen Capital, Ltd.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)			34-1878959

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
	Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION			Ohio, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER	0

		6.	SHARED VOTING POWER	78,384

		7.	SOLE DISPOSITIVE POWER	0

		8.	SHARED DISPOSITIVE POWER	78,384

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON			78,384 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

	Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			5.6%

12.	TYPE OF REPORTING PERSON			CO

	CUSIP No. 961534 10 4		13G	Page 3 of 7

1.	NAMES OF REPORTING PERSONS			Jacob O. Kamm II
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
			(b) ☐
	Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION			Ohio, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER	0

		6.	SHARED VOTING POWER	91,094

		7.	SOLE DISPOSITIVE POWER	0

		8.	SHARED DISPOSITIVE POWER	91,094

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON			91,094 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

	Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)			6.5%

12.	TYPE OF REPORTING PERSON			IN

Item 1(a).	Name of Issuer:

Weststar Financial Services Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

79 Woodfin Place, Asheville, NC 28801

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of Oberalpen Capital, Ltd. (“Oberalpen
Capital”) and Jacob O. Kamm II, individually and as sole beneficiary of the Jacob O.
Kamm Irrevocable Trust, dated 12/29/1963, Judith S. Kamm Trustee (the “Kamm Trust”).

Item 2(b).	Address of Principal Business Office or, if none, residence:

315 Appleblossom Lane, Bay Village, OH 44140

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

961534 10 4

Item 3.

Not Applicable

Item 4.		Ownership.

	(a)	Amount beneficially owned:

		As Principal of Oberalpen Capital, Jacob O. Kamm II may be deemed to own
		beneficially the securities held of record by Oberalpen Capital. As the sole
		beneficiary of the Kamm Trust, Mr. Kamm may be deemed to own beneficially the
		securities held of record by the Kamm Trust. Mr. Kamm hereby disclaims beneficial
		ownership of any securities not held of record by him, except to the extent of his
		pecuniary interest therein. Mr. Kamm and Oberalpen Capital each disclaims being
		members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act.

		Oberalpen Capital is the record owner of 78,384 shares of the Issuer’s Common
		Stock and the Kamm Trust is the record owner of 12,710 shares of the Issuer’s Common
		Stock.

	(b)	Percent of class: All calculations of beneficial ownership percentages are
		based on the Issuer’s report of having 1,400,266 shares of Common Stock issued and
		outstanding as of May 11, 2005, in Issuer’s Quarterly Report on Form 10-QSB for the
		quarterly period ended March 31, 2005 (incorporated herein by reference)

		Mr. Jacob O Kamm II	6.5%

		Oberalpen Capital	5.6%

	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote

		Mr. Jacob O Kamm II	0

		Oberalpen Capital	0

	(ii)	Shared power to vote or to direct the vote

		Mr. Jacob O Kamm II	91,094

		Oberalpen Capital	78,384

	(iii)	Sole power to dispose or to direct the disposition of

		Mr. Jacob O Kamm II	0

		Oberalpen Capital	0

	(iv)	Shared power to dispose or to direct the disposition of

		Mr. Jacob O Kamm II	91,094

		Oberalpen Capital	78,384

Item 5.		Ownership of Five Percent or Less of a Class.

		Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 15, 2005

OBERALPEN CAPITAL, LTD.

/s/ Jacob O. Kamm II
Name: Jacob O. Kamm II
Title: Principal

JACOB O. KAMM II

/s/ Jacob O. Kamm II